Simpson Thacher & Bartlett

ICBC TOWER, 35TH FLOOR
3 GARDEN ROAD
HONG KONG

TELEPHONE: +852-2514-7600
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Direct Dial Number		E-mail Address
(852) 2514-7650		clin@stblaw.com

March 6, 2019

CONFIDENTIAL AND VIA EDGAR

Draft Registration Statement

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:                                         Ms. Lisa Kohl, Esq., Legal Branch Chief

Ms. Katherine Bagley, Esq., Staff Attorney

Ms. Jennifer Thompson, Accounting Branch Chief

Ms. Lisa Sellars, Staff Accountant

Re:                             Ruhnn Holding Limited

Registration Statement on Form F-1

CIK No. 0001753268

Ladies and Gentlemen:

On behalf of our client, Ruhnn Holding Limited, an exempted company incorporated under the laws of the Cayman Islands with limited liability (the “Company”), we are filing herewith the Company’s Registration Statement on Form F-1 (the “Registration Statement”) on EDGAR with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended.

We enclose herewith five (5) courtesy copies of the Registration Statement, which has been marked to show changes to the Company’s draft Registration Statement confidentially submitted to the Commission on December 28, 2018 (the “December 28 Submission”).

The Company has responded to the Staff’s comments contained in the comment letter dated February 5, 2019 from the Staff (the “February 5 Comment Letter”) by revising the December 28 Submission or providing explanations in response to the comments.

March 6, 2019

Set forth below are the Company’s responses to the Staff’s comments in the February 5 Comment Letter. The Staff’s comments are retyped in bold italics below for your ease of reference. We have included page numbers to refer to the location in the Registration Statement where the disclosure addressing a particular comment appears.

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Amendment No. 2 to Draft Registration Statement submitted December 28, 2018

Capitalization, page 57

1.                                      We note your response to comment 1 and your revision on page 57 to disclose that the capitalization table’s pro forma columns assume the equity restructuring has been completed and the subscription price has been fully collected. We remind you that pro forma capitalization should present the capital structure you expect to have immediately following the closing of this offering. Since your response and disclosures indicate you are unsure if or when the subscription receivable will be paid, it does not appear factually supportable to assume the subscription receivable has been fully collected at the closing of this offering. See Rule 11-02(b)(6) of Regulation S-X. Please revise your presentation of pro forma capitalization to reflect the capitalization you expect at the closing of this offering.

In response to the Staff’s comment, the Company has revised the disclosure on pages 60 and 61 of the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Cost of Revenues, page 77

2.                                      We note your disclosure that your cost of revenues increased from 63.2% of total net revenues in the first half of fiscal 2018 to 70.6% of total net revenues in the first half of fiscal 2019, primarily due to discounted sales and inventory write-downs. We also note your disclosure that you expect your cost of revenues will increase in absolute amounts as you continue your operations. Please also disclose whether you expect your cost of revenue as a percentage of total net revenues to increase in future periods, and provide additional narrative disclosure about the reasons for the increase in discounted sales and inventory write-downs, to the extent practicable. Please refer to Item 5 of Form 20-F.

In response to the Staff’s comment, the Company has added the requested disclosure on pages 81 and 82 of the Registration Statement.

Results of Operations

The First Half of Fiscal Year 2019 Compared to the First Half of Fiscal Year 2018

Net revenues, page 83

3.                                      You disclose that part of the increase in product sales revenue was attributable to the increase in GMV from RMB39.0 million per KOL for the first half of 2018 to RMB21.8 million per KOL for the first half of 2019. Based on the operating data disclosed on page 72, it appears your disclosure should state that GMV per KOL increased from RMB21.8 million for the first half of 2018 to RMB39.0 million for the first half of 2019. Please revise your disclosure or tell us why no revision is appropriate. Additionally, given the 30% decline in the number of KOLs serving your full-service model, please revise your analysis of the change in product revenue to clarify how this decline in the number of KOLs impacted the GMV per KOL and impacted your product sales revenue, or if there was no material impact explain why.

In response to the Staff’s comment, the Company has revised the disclosure on pages 88 and 89 of the Registration Statement.

Gross Profit, page 84

4.                                      We note your disclosure that increased inventory write-downs of certain apparel products in the first half of fiscal year 2019 contributed to a decline in gross margin of product sales. We further note your disclosure on page 81 in the Critical Accounting Policy for inventory that inventory write downs as a percentage of gross inventory were 14.4% and 26.2% for the first half of fiscal years 2018 and 2019, respectively. Please explain to us and disclose the reasons for the significant increase in inventory write-downs and whether this represents a trend you expect to continue in future periods.

In response to the Staff’s comment, the Company has revised the relevant disclosure on pages 89 and 90 of the Registration Statement.

The Company respectfully advises the Staff that, as disclosed in the Registration Statement, the significant increase in inventory write-downs was due to the fact that the Company ceased sales of certain brands of apparel and cosmetic products in full-service model in fiscal year 2019 and transformed such business into the platform model. In connection with such transition, the Company engaged in more discounted sales to dispose of its inventory and also increased its inventory write-downs, especially for the discontinued products, in the first three quarters of fiscal year 2019. As the Company may adjust its business models from time to time in response to market conditions, the Company cannot provide any assurance that it will not record additional inventory write-downs in the future and the amount of such write-downs, if any, will depend on various factors that may be beyond its control and unpredictable.

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If you have any question regarding the Registration Statement, please do not hesitate to contact me at +852-2514-7650 (work), +852-9198-4235 (mobile) or clin@stblaw.com (email) or Yi Gao at +852-2514-7620 (work), +852-6588-7136 (mobile) or ygao@stblaw.com (email).

Questions pertaining to accounting and auditing matters may also be directed to Kevin Lin at +86-21-6141-2196 (work) or kelin@deloitte.com.cn (email) of Deloitte Touche Tohmatsu Certified Public Accountants LLP, the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Chris Lin
Chris Lin

Enclosures

cc:	Ruhnn Holding Limited
Min Feng, Chairman
Lei Sun, Director and Chief Executive Officer
Zhenbo Chi, Chief Financial Officer
Wen Zhou, Vice President

Simpson Thacher & Bartlett
Daniel Fertig
Yi Gao

Latham & Watkins LLP
Allen C. Wang

Deloitte Touche Tohmatsu Certified Public Accountants LLP